SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 11)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Landon T. Clay

Thomas M. Clay

Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009

c/o East Hill Management Company, LLC

10 Memorial Boulevard, Suite 902

Providence, RI 02903

(401) 490-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,997,428 shares of Common Stock
	8	SHARED VOTING POWER 8,188,377 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,997,248 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 8,188,377 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,188,156 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 38115J100	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON Thomas M. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,805,680 shares of Common Stock
	8	SHARED VOTING POWER 15,897,618 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,805,680 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 15,897,618 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 17,703,298 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 38115J100	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2009 Irrevocable Trust u/a March 6, 2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,160,510 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 10,160,510 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,160,510 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 38115J100	Page 5 of 10 Pages

This Amendment No. 11 to Schedule 13D (the “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in Schedule 13D originally filed on June 2, 2006 by Landon T. Clay, as amended by a Schedule 13D/A filed on February 2, 2010 by Landon T. Clay and Thomas M. Clay, as amended by a Schedule 13D/A filed on April 16, 2010, as amended by a Schedule 13D/A filed on June 16, 2010, as amended by a Schedule 13D/A filed on February 10, 2011, as amended by a Schedule 13D/A filed on April 12, 2011, as amended by a Schedule 13D/A filed on October 14, 2011, as amended by a Schedule 13D/A filed on February 9, 2012, as amended by a Schedule 13D/A filed on April 25, 2012, as amended by a Schedule 13D/A filed on July 16, 2012 and as amended by a Schedule 13D/A filed on October 26, 2012. This Amendment is being filed to update the beneficial holdings of each of Messrs. Clay resulting from the termination of the Landon T. Clay Charitable Annuity Lead Trust u/a dated February 15, 1989 which distributed its ownership of shares of the Issuer to the named beneficiaries of the Trust. No purchases or sales of securities of the Company were made directly by Messrs. Clay. Landon T. Clay, Thomas M. Clay and the 2009 Irrevocable Trust are hereinafter referred to as the “Reporting Persons”.

Item 1. Security and Issuer.

This Amendment relates to the Common Stock (the “Common Stock”) of Golden Queen Mining Co. Ltd., a corporation organized under the laws of British Columbia, Canada. The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2. Identify and Background.

(a)	This statement is being filed by the Landon T. Clay, Thomas M. Clay and the 2009 Irrevocable Trust as Reporting Persons. Thomas M. Clay is a member of the Board of Directors of Golden Queen.

(b)	Each of the Reporting Persons’ business address is East Hill Management Company, LLC, 10 Memorial Boulevard, Suite 902, Providence, RI 02903.

(c)	Landon T. Clay is the Managing Member and Thomas M. Clay is Vice-President of East Hill Management Company, LLC. The address of East Hill Management Company, LLC is 10 Memorial Boulevard, Suite 902, Providence, RI 02930.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 6 of 10 Pages

(f)	Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock by purchase through their personal assets.

On July 14, 2009, Landon T. Clay purchased an aggregate of 1,200,000 shares of Common Stock of Golden Queen pursuant to a private placement of shares for a total purchase price of $780,000 CAD.

On January 28, 2009, Thomas M. Clay was granted options to purchase an aggregate of 300,000 shares of Common Stock of Golden Queen at an exercise price of $0.26 CAD per share (the “Options”). Such Options are exercisable at any time and expire on January 28, 2014. As of the date of hereof, Thomas M. Clay has not exercised any of the Options.

Landon T. Clay owned 50% of the outstanding shares of Arctic Coast Petroleums, Ltd., a corporation organized under the laws of Alberta, Canada (“Arctic Coast”). Arctic Coast owns an aggregate of 807,250 shares of Common Stock of Golden Queen. On October 22, 2009, Landon T. Clay transferred his ownership in Arctic Coast to the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009 (the “Irrevocable Trust”). Thomas M. Clay and Harris Clay, are the trustees of the Irrevocable Trust. The transfer was made as a gift to the Irrevocable Trust without payment or receipt of any consideration by Landon T. Clay or the Irrevocable Trust. Thomas M. Clay is a director of Arctic Coast.

On February 2, 2010, Landon T. Clay transferred an aggregate of 11,361,245 shares of Common Stock of Golden Queen into the Landon T. Clay 2010-1 Annuity Trust u/a dated February 2, 2010 (the “2010-1 GRAT”). Thomas M. Clay is the sole trustee under the 2010-1 GRAT. The transfer was made as a gift to the 2010-1 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2010-1 GRAT.

On April 9, 2010, Landon T. Clay transferred an aggregate of 4,990,474 shares of Common Stock of Golden Queen into the Landon T. Clay 2010-2 Annuity Trust u/a dated April 9, 2010 (the “2010-2 GRAT”). Thomas M. Clay is the sole trustee under the 2010-2 GRAT. The transfer was made as a gift to the 2010-2 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2010-2 GRAT.

On February 3, 2011, Thomas M. Clay, as Trustee of the 2010-1 GRAT authorized the transfer of 1,999,389 shares of Golden Queen from the 2010-1 GRAT to Landon T. Clay as satisfaction of the annuity amount authorized by the 2010-1 GRAT.

On April 7, 2011, Winter Place Associates, a general partnership, of which each of Messrs. has a partnership interest, purchased an aggregate of 10,000 shares of Golden Queen. Each of Messrs. Clay disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 7 of 10 Pages

On April 11, 2011, Thomas M. Clay, as Trustee of the 2010-2 GRAT authorized the transfer of 829,579 shares of Golden Queen from the 2010-2 GRAT to Landon T. Clay as satisfaction of the annuity amount authorized by the 2010-2 GRAT.

On October 12, 2011, Landon T. Clay transferred an aggregate of 3,524,268 shares of Common Stock of Golden Queen into the Landon T. Clay 2011-2 Annuity Trust u/a dated October 12, 2011 (the “2011-2 GRAT”). Thomas M. Clay is the sole trustee under the 2011-2 GRAT. The transfer was made as a gift to the 2011-2 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2011-2 GRAT.

On February 7, 2012, Thomas M. Clay, as Trustee of the 2010-1 GRAT authorized the transfer of 2,024,044 shares of Golden Queen from the 2010-1 GRAT to Landon T. Clay as satisfaction of the annuity amount authorized by the 2010-1 GRAT. On February 7, 2012, Thomas M. Clay, as Trustee of the 2010-1 GRAT authorized the transfer of 7,337,812 shares of Golden Queen from the 2010-1 GRAT to the Landon T. Clay 2009 Irrevocable Trust u/a March 9, 2009 (the “2009 Irrevocable Trust”). Thomas M. Clay is a trustee of the 2009 Irrevocable Trust.

On April 24, 2012, Thomas M. Clay, as Trustee of the 2010-2 GRAT authorized the transfer of 1,338,197 shares of Golden Queen from the 2010-2 GRAT to Landon T. Clay as satisfaction of the annuity amount authorized by the 2010-2 GRAT. On April 24, 2012, Thomas M. Clay, as Trustee of the 2010-2 GRAT authorized the transfer of 2,822,698 shares of Golden Queen from the 2010-2 GRAT to the 2009 Irrevocable Trust.

On July 12, 2012, Landon T. Clay transferred an aggregate of 3,362,241 shares of Common Stock of Golden Queen into the 2012-1 GRAT. Thomas M. Clay is the sole trustee under the 2012-1 GRAT. The transfer was made as a gift to the 2012-1 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2012-1 GRAT.

On October 24, 2012, Thomas M. Clay, as Trustee of the 2011-2 GRAT authorized the transfer of 1,966,651 shares of Golden Queen from the 2011-2 GRAT to Landon T. Clay as satisfaction of the annuity amount authorized by the 2011-2 GRAT.

On February 15, 2013, the Landon T. Clay Charitable Annuity Lead Trust distributed an aggregate of 2,545,825 shares of the Issuer’s Common Stock to the named beneficiaries of the Trust.

Item 4. Purpose of this Transaction.

All of the shares of Golden Queen common stock beneficially owned by Landon T. Clay and Thomas M. Clay and reported in this Amendment were acquired for investment purposes.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 8 of 10 Pages

Item 5. Interest in Securities of the Issuer.

(a)	Pursuant to information provided by the Company’s Form 10-Q filed on November 8, 2012 for the quarter ending September 30, 2012, 97,978,383 shares of Golden Queen’s Common Stock were outstanding as of November 9, 2012. Landon T. Clay is the father of Thomas M. Clay. Landon T. Clay may be deemed to beneficially own an aggregate of 10,188,156 shares of Golden Queen Common Stock which constitutes 10.4% of such class of securities. This total includes (i) 26,114 shares of Common Stock held by LTC Corp., (ii) 4,663 shares of Common Stock held by LTC Corp. Pension and Profit Sharing Plan, (iii) 1,557,617 shares held by the 2011-2 GRAT, (iv) 3,362,241 shares held by the 2012-1 GRAT, (v) 807,250 shares held by Arctic Coast, (vi) 2,351 shares of Common Stock held by Landon T. Clay’s spouse, Lavinia D. Clay, (vii) 10,000 shares of Common Stock held by Winter Place Associates, (viii) an aggregate of 2,451,269 shares of Common Stock held by various charitable annuity lead trusts of which Landon T. Clay is the donor (collectively, the “Charitable Annuity Lead Trusts”) and (ix) 1,966,651 shares of Common Stock held by Landon T. Clay directly. Harris Clay, Landon T. Clay’s brother, is the trustee of each of the Charitable Annuity Lead Trusts and each of Landon Clay’s four sons, including Thomas M. Clay, have a remainder beneficial interest in the Charitable Annuity Lead Trusts. East Hill Management Company, LLC, of which Landon T. Clay is a principal, provides investment advisory services to the Charitable Annuity Lead Trusts. Landon T. Clay disclaims beneficial ownership of the shares of Golden Queen Common Stock held by his spouse, Lavinia D. Clay, the shares held by Arctic Coast, and the shares held by the Charitable Annuity Lead Trusts. Landon T. Clay also disclaims beneficial ownership of the shares held by Winter Place Associates except to the extent of his proportionate pecuniary interest therein. Thomas M. Clay may be deemed to beneficially own an aggregate of 17,703,298 shares of Golden Queen Common Stock which constitutes 18.1% of such class of securities. This total includes (i) 1,505,680 shares of Common Stock held directly by Thomas. M. Clay, (ii) the Options to purchase 300,000 shares of Golden Queen Common Stock as described above, (iii) 10,160,510 shares held by the 2009 Irrevocable Trust, (iv) 1,557,617 shares held by the 2011-2 GRAT, (v) 3,362,241 shares held by the 2012-1 GRAT, (vi) 807,250 shares held by Arctic Coast and (vii) 10,000 shares held by Winter Place Associates. Thomas M. Clay disclaims beneficial ownership of the shares of Golden Queen Common Stock held by Winter Place Associates except to the extent of his proportionate pecuniary interest therein.

(b)	Landon T. Clay has sole voting and dispositive power of 1,997,428 shares of Golden Queen Common Stock. Thomas M. Clay has sole voting and dispositive power of 1,805,680 shares of Golden Queen Common Stock. Landon T. Clay may be deemed to share voting and dispositive power over 8,188,377 shares of Golden Queen Common Stock which consists of (i) 1,557,617 shares held by the 2011-2 GRAT, (ii) 3,362,241 shares held by the 2012-1 GRAT, (iii) 807,250 shares held by Arctic Coast, (iv) 2,451,269 shares held by the Charitable Annuity Lead Trusts and (v) 10,000 shares held by Winter Place Associates. Thomas M. Clay may be deemed to share voting and dispositive power over 15,897,618 shares of Golden Queen Common Stock which consists of (i) 10,160,510 shares held by the 2009 Irrevocable Trust, (ii) 1,557,617 shares held by the 2011-2 GRAT, (iii) 3,362,241 shares held by the 2012-1 GRAT, (iv) 807,250 shares held by Arctic Coast and (v) 10,000 shares held by Winter Place Associates.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 9 of 10 Pages

(c)	Other than the transactions disclosed in Item 3 above, to the knowledge of the Reporting Persons, no transaction in the class of securities reported have been effected during the past 60 days by any person.

(d)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Thomas M. Clay’s Options are subject to the Company’s 2008 Stock Option Plan and an option agreement issued thereunder.

There are no other contracts, arrangements, understandings or relationships with respect to the securities of the Company by and between the Company and the Reporting Persons.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint filing agreement, dated as of February 12, 2010, by and between Landon T. Clay and Thomas M. Clay.*

Exhibit 2	Joint filing agreement, dated as of April 24, 2012, by and between Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust.**

*Included as an exhibit to the Schedule 13D/A filed on February 2, 2010.

** Included as an exhibit to the Schedule 13D/A filed on April 25, 2012.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2013	LANDON T. CLAY

	By:	/s/ Landon T. Clay
Landon T. Clay

February 21, 2013	THOMAS M. CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay

February 21, 2013	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee